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             FORM 3                                      OMB APPROVAL
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|_| Check this box if no longer                   OMB Number       3235-0104
    subject to Section 16. Form 4                 Expires: April 30, 1997
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Date of Event         4.  Issuer Name and Ticker or Trading Symbol
                                                Requiring
                                                (Month/Day/Year)
   Bernstein, Lawrence H.                       07/30/98              Grand Toys International, Inc. ("GRIN")
------------------------------------------   ------------------       --------------------------------------------------------------
(First)    (First)        (Middle)            3. IRS or Social         5. Relationship of Reporting Person  6. If Amendment, Date of
 21 Livermore Road                              Security Number          to Issuer (Check all applicable)     Original
                                                of Reporting          __X___ Director  _______ 10% Owner      (Month/Day/Year)
------------------------------------------      Person                ______  Officer  _______ Other              8/25/98
          (Street)                              (Voluntary)               (give title         (specify      7. Individual or Joint/
                                                                           below)              below)          Group
Wellesley, Massachusetts    02481                                                                              Filing (Check App-
------------------------------------------                                                                     licable Line)
(City)     (State)     (Zip)                                                                                   _X_ Form filed by
                                                                                                               One Reporting Person
                                                                                                               ___ Form filed by
                                                                                                               More than One
                                                                                                               Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------------- ------------ ----------------------------------- --------------- ------------- ---------
1. Title of Security        2. Amount of     3. Owner-     4. Nature of
   (Instr. 4)                  Securities       ship         Indirect
                               Beneficially     Form:        Beneficial
                               owned at         Direct       Ownership
                               End of Month     (D) or       (Instr. 5)
                               (Instr. 4)       Indirect
                                                (I)
                                                (Instr. 5)

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------



*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                SEC 1474 (7-96)


FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- -----------------  ------------ ----------------- ------------
1.Title of Deri-  2.Date    3.Title and Amount  4.Conversion   5.Ownership      6.Nature of
vative Security   Exercis-    of Securities       or Exercise    Form of          Beneficial
(Instr.4)         able and    Underlying          Price of       Derivative       Indirect
                  Expiration  Derivative          Derivative     Security:        Ownership
                  Date        Security (Instr. 4) Security       Direct (D)       (Instr. 5)
                  (Month/Day/                                    or Indirect (I)
                  Year)                                          (Instr. 5)

                 ------ -----  ----------------
                 Date   Expi-   Title   Amount
                Exer-   ration          or Number
                cisable Date            of Shares

--------------  ------- -----  -------- -------- -------------------------------------------
Option to      7/30/98 7/30/08 Common    140,000    $5.50              D
Purchase                       Stock
Common Stock
--------------  ------- -----  -------- -------  ---------------------------------------

Explanation of Responses:




                             By: /s/ Lawrence H. Bernstein           12/16/98
                             **(Signature of Reporting Person)        Date


**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection contained in this form are not required to respond unless the form displays valid OMB Number.

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